SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)


                          EXIDE ELECTRONICS GROUP, INC.
                            (Name of Subject Company)


                          EXIDE ELECTRONICS GROUP, INC.
                        (Name of Person Filing Statement)


                      Common Stock, Par Value $.01 Per Share
                 (and Associated Preferred Stock Purchase Rights)
                          (Title of Class of Securities)

                                  302052 6 10 5
                      (CUSIP Number of Class of Securities)


                      Series G Convertible Preferred Stock,
                             Par Value $.01 Per Share
                          (Title of Class of Securities)

                                  Not Available
                      (CUSIP Number of Class of Securities)


                   Warrants to Purchase Shares of Common Stock
                          (Title of Class of Securities)

                                  302052 6 11 3
                      (CUSIP Number of Class of Securities)


                               Nicholas J. Costanza
                  Vice President, Chief Administrative Officer,
                          General Counsel and Secretary
                          Exide Electronics Group, Inc.
                               8609 Six Forks Road
                          Raleigh, North Carolina  27615
                                  (919) 872-3020
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications
                    on Behalf of the Person Filing Statement)

                                     COPY TO:

                               David M. Silk, Esq.
                          Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York  10019
                                  (212) 403-1000


         ITEM 1.   SECURITY AND SUBJECT COMPANY.

                   This Amendment No. 2 to Schedule 14D-9 Solicitation/ Recommendation Statement amends and supplements the Schedule 14D-9 Solicitation/Recommendation Statement (as amended or supplemented from time to time, this "Schedule 14D-9") filed by Exide Electronics Group, Inc. (the "Company") with the Securi-ties and Exchange Commission (the "Commission") on July 22, 1997 as amended by Amendment No. 1 to Schedule 14D-9 Solicita-tion Recommendation Statement filed by the Company with the Commission on July 24, 1997. This Schedule 14D-9 relates to the tender offer of PQR Acquisition Corporation, a subsidiary of Danaher Corporation.

         ITEM 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT
                   COMPANY

              On October 16, 1997, the Company, BTR plc and BTR Acquisi-tion Corporation, a subsidiary of BTR plc (together with BTR plc, "BTR") executed a definitive merger agreement (the "Merger Agreement") providing for, among other things, the acquisition of the Company by BTR at a price of $29.00 per share of common stock and $15.525 per warrant to purchase one common share. A press release was issued by the Company and BTR on October 16, 1997, which press release is filed herewith as Exhibit 32 and is incorporated herein by reference. In connection with the execution of the Merger Agreement, the Company amended its preferred stock purchase rights agreement (the "Rights Agreement") to exempt BTR and its affiliates from the definition of "Acquiring Person" to the extent of BTR's acquisition of the Company's securities pursuant to the Merger Agreement and the transactions contemplated thereby. The form of such amendment to the Rights Agreement is filed herewith as
         Exhibit 33 and is incorporated herein by reference.

         ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.


         Exhibit 32     --   Text of Press Release issued by Exide Elec-
                             tronics Group, Inc., dated October 16, 1997

         Exhibit 33     --   Form of Amendment No. 3 to Rights Agreement


                                    SIGNATURE


                   After reasonable inquiry and to the best of my knowl-edge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                       EXIDE ELECTRONICS GROUP, INC.



                                       By:  /s/ Marty R. Kittrell
                                          Name:   Marty R. Kittrell
                                          Title:  Vice President and
                                                  Chief Financial
                                                  Officer



         Dated:  October 16, 1997